FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITHE THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2008 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	132,895,486	100	0	100

s02	CURRENT ASSETS	35,454,723	27	0	0
s03	CASH AND SHORT-TERM INVESTMENTS	7,510,575	6	0	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,425,450	12	0	0
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	6,012,993	5	0	0
s06	INVENTORIES	1,977,136	1	0	0
s07	OTHER CURRENT ASSETS	3,528,569	3	0	0
s08	LONG - TERM	5,714,639	4	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	5,712,877	4	0	0
s11	OTHER INVESTMENTS	1,762	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	58,634,225	44	0	0
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	153,218,315	115	0	0
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	100,548,419	76	0	0
s17	CONSTRUCTIONS IN PROGRESS	5,964,329	4	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	22,689,961	17	0	0
s19	OTHER ASSETS	10,401,938	8	0	0

s20	TOTAL LIABILITIES	52,770,236	100	0	100

s21	CURRENT LIABILITIES	37,337,854	71	0	0
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	9,227,645	17	0	0
s24	STOCK MARKET LOANS	5,500,000	10	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	833,487	2	0	0
s26	OTHER CURRENT LIABILITIES	21,776,722	41	0	0
s27	LONG - TERM LIABILITIES	10,894,623	21	0	0
s28	BANK LOANS	10,894,623	21	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	4,537,759	9	0	0

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	80,125,250	100	0	100

s34	MINORITY INTEREST	2,329,458	3	0	0
s35	MAJORITY INTEREST	77,795,792	97	0	0
s36	CONTRIBUTED CAPITAL	55,210,710	69	0	0
s79	CAPITAL STOCK (NOMINAL)	17,429,100	22	0	0
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,781,610	47	0	0
s41	CAPITAL INCREASE (DECREASE)	22,585,082	28	0	0
s42	RETAINED EARNINGS AND CAPITAL RESERVE	8,832,992	11	0	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	13,752,090	17	-	-
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	7,510,575	100	0	100
s46	CASH	1,654,134	22	0	0
s47	SHORT-TERM INVESTMENTS	5,856,441	78	0	0

s07	OTHER CURRENT ASSETS	3,528,569	100	0	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	1,025,013	29	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,503,556	71	0	0

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	22,689,961	100	0	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,681,148	21	0	0
s49	GOODWILL	16,485,792	73	0	0
s51	OTHERS	1,523,021	7	0	0

s19	OTHER ASSETS	10,401,938	100	0	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,378,276	61	0	0
s104	BENEFITS FOR EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	4,023,662	39	0	0

s21	CURRENT LIABILITIES	37,337,854	100	0	100
s52	FOREIGN CURRENCY LIABILITIES	30,517,489	82	0	0
s53	MEXICAN PESOS LIABILITIES	6,820,365	18	0	0

s26	OTHER CURRENT LIABITIES	21,776,722	100	0	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	236,607	1	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	20,322,042	93	0	0
s105	BENEFITS FOR EMPLOYEES	1,218,073	6	0	0

s27	LONG-TERM LIABILITIES	10,894,623	100	0	100
s59	FOREIGN CURRENCY LIABILITIES	10,894,623	100	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	4,537,759	100	0	100
s66	DEFERRED TAXES	2,246,899	50	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,290,860	50	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	17,429,100	100	0	100
s37	CAPITAL STOCK (NOMINAL)	149,927	1	0	0
s38	RESTATEMENT OF CAPITAL STOCK	17,279,173	99	0	0

s42	RETAINED EARNINGS AND CAPITAL RESERVES	8,832,992	100	0	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	3,297,516	37	0	0
s45	NET INCOME FOR THE YEAR	5,535,476	63	0	0

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	13,752,090	100	-	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	15,928,901	116	-	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	(2,176,811)	(16)	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(1,883,131)	0
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	24,575	0
s76	WORKERS (*)	3,585	0
s77	OUTSTANDING SHARES (*)	18,323,039,060	0
s78	REPURCHASE OF OWN SHARER(*)	622,267,100	0
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	76,004,741	100	0	100
r02	COST OF SALES AND SERVICES	47,940,406	63	0	0
r03	GROSS INCOME	28,064,335	37	0	0
r04	OPERATING EXPENSES	19,141,283	25	0	0
r05	OPERATING INCOME	8,923,052	12	0	0
r08	OTHER EXPENSES AND INCOMES (NET)	(102,434)	(0)	0	0
r06	COMPREHENSIVE FINANCING COST	(2,120,876)	(3)	0	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	190,519	0	0	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,890,261	9	0	0
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,259,333	2	0	0
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	5,630,928	7	0	0
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	5,630,928	7	0	0
r19	NET INCOME OF MINORITY INTEREST	95,452	0	0	0
r20	NET INCOME OF MAYORITY INTEREST	5,535,476	7	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	76,004,741	100	0	100
r21	DOMESTIC	7,373,594	10	0	0
r22	FOREIGN	68,631,147	90	0	0
r23	TRANSLATION INTO DOLLARS (***)	5,069,407	7	0	0

r08	OTHER EXPENSES AND INCOMES (NET)	(102,434)	100	0	100
r49	OTHER EXPENSES AND INCOMES (NET)	(46,700)	46	0	0
r34	EMPLOYEE PROFIT SHARING	54,707	(53)	0	0
r35	DEFERRED EMPLOYEE PROFIT SHARING	1,027	(1)	0	0

r06	COMPREHENSIVE FINANCING COST	(2,120,876)	100	0	100
r24	INTEREST EXPENSE	1,508,463	(71)	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,265,849	(60)	0	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,878,262)	89	0	0
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,259,333	100	0	100
r32	INCOME TAX	445,502	35	0	0
r33	DEFERRED INCOME TAX	813,831	65	0	0

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	76,004,741	0
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	76,004,741	0
r39	OPERATING INCOME (**)	8,923,052	0
r40	NET INCOME OF MAJORITY INTEREST (**)	5,535,476	0
r41	NET INCOME (**)	5,630,928	0
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	7,247,610	0

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2008-

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	19,471,847	100	0	100
rt02	COST OF SALES AND SERVICES	12,462,104	64	0	0
rt03	GROSS INCOME	7,009,743	36	0	0
rt04	OPERATING EXPENSES	5,010,344	26	0	0
rt05	OPERATING INCOME	1,999,399	10	0	0
rt08	OTHER EXPENSES AND INCOMES (NET)	21,531	0	0	0
rt06	COMPREHENSIVE FINANCING COST	(1,382,472)	(7)	0	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(246,964)	(1)	0	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	391,494	2	0	0
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	(844,522)	(4)	0	0
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	1,236,016	6	0	0
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	1,236,016	6	0	0
rt19	NET INCOME OF MINORITY INTEREST	(16,231)	(0)	0	0
rt20	NET INCOME OF MAYORITY INTEREST	1,252,247	6	0	0

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	19,471,847	100	0	100
rt21	DOMESTIC	1,723,237	9	0	0
rt22	FOREIGN	17,748,610	91	0	0
rt23	TRANSLATION INTO DOLLARS (***)	1,310,993	7	0	0

rt08	OTHER REVENUES AND (EXPENSES), NET	21,531	100	0	100
rt49	OTHER REVENUES AND (EXPENSES), NET	19,794	92	0	0
rt34	EMPLOYEE PROFIT SHARING	33,882	157	0	0
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(35,619)	(165)	0	0

rt06	COMPREHENSIVE FINANCING COST	(1,382,472)	100	0	100
rt24	INTEREST EXPENSE	561,302	(41)	0	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	199,013	(14)	0	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,020,183)	74	0	0
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	(844,522)	100	0	100
rt32	INCOME TAX	(272,247)	32	0	0
rt33	DEFERRED INCOME TAX	(572,275)	68	0	0

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,877,496	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	0	0
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	0
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
c41	+(-) OTHER ITEMS	0	0

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	0
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	0
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	0

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	0
c23	+ BANK FNANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.30		$0.00
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.30		$0.00
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.25		$0.00
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.15		$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	1.86	times	0.00	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	26.37	times	0.00	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO OPERATING REVENUES	7.41		0.00%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	7.03		0.00%
p03	NET INCOME TO TOTAL ASSETS ( **)	4.24		0.00%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	43.11		0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	-		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.57	times	0.00	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.30	times	0.00	times
p08	INVENTORIES ROTATION (**)	24.25	times	0.00	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	68.00	days	0.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	5.89		0.00%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	39.71		0.00%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.66	times	0.00	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	78.48		0.00%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	18.58		0.00%
p15	OPERATING INCOME TO INTEREST PAID	5.92	times	0.00	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.44	times	0.00	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.95	times	0.00	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.90	times	0.00	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.67	times	0.00	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	20.12		0.00%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	6,890,261	0
e02	+(-) ITEMS NOT REQUIRING CASH	3,337,858	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,777,086	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,508,463	0
e05	CASH FLOWS BEFORE INCOME TAX	20,513,668	0
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(9,519,394)	0
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	10,994,274	0
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(18,889,204)	0
e09	FINANCING ACTIVITIES	(7,894,930)	0

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(1,862,298)	0
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,757,228)	0
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	17,267,803	0
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	7,510,575	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	3,337,858	0
e15	+ESTIMATES FOR THE PERIOD	2,702,855	0
e16	+PROVISIONS FOR THE PERIOD	418,594	0
e17	+(-) OTHER UNREALIZED ITEMS	216,409	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	8,777,086	0
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	8,967,605	0
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(190,519)	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	1,508,463	0
e25	+ACCRUED INTERESTS	1,508,463	0
e26	+(-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(9,519,394)	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(4,351,954)	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(721,979)	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(895,893)	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	1,191,519	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,366,460)	0
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,374,627)	0

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(18,889,204)	0
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(18,072,000)	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(817,204)	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(1,862,298)	0
e45	+ BANK FINANCING	12,629,467	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	308,627	0
e48	(-) BANK FINANCING AMORTIZATION	(6,488,279)	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(95,665)	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(2,937,285)	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(1,033,861)	0
e56	+ REPURCHASE OF SHARES	(4,245,302)	0
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM r47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

Fourth Quarter 2008

Consolidated relevant figures

  At the end of December 2008, 15.2 million Revenue Generating Units (RGUs) were offered in the countries where we have operations, 7.5% more than the third quarter of 2008 and 45.9% higher than a year ago.

  In Brazil at year- end 2008, we had 11.8 million RGUs, an increase of 6.3% compared with the third quarter of 2008 and 44.8% higher than in December 2007. In Colombia, RGUs totaled 2.6 million at December 31, 2008, an increase of 9.7% compared with the third quarter of 2008 and 34.4% compared with last year.

  In Brazil, DTH services were launched in the fourth quarter of 2008.

  Fourth-quarter 2008 total consolidated revenues were 19.472 billion pesos, 15.0% higher in nominal terms and 11.8% higher in constant pesos as of December 2007, compared with the same period of the previous year. Based on applicable accounting principles of each country, revenue growth was 15.8% in Brazil, 58.6% in Colombia, 5.6% in Argentina, 39.8% in Chile, and 25.5% in Peru.

  Fourth-quarter consolidated EBITDA (1) totaled 4.326 billion pesos, 8.2% higher in nominal terms and 5.2% higher in constant pesos as of December 2007, compared with the same period of the prior year.

  In the fourth quarter, majority net income totaled 1.252 billion pesos, an increase of 16.4% in nominal terms and an increase of 13.6% in constant pesos as of December 2007. For the twelve months, majority net income totaled 5.535 billion pesos, 4.3% lower in nominal terms and 14.4% lower in constant pesos as of December 2007 compared with the same period of the previous year.

  At the end of December consolidated debt was the equivalent of 1.893 billion dollars, of which 52.8% is in dollars. To minimize risk related to currency fluctuation, at the end of December we had hedges covering the equivalent of 217 million dollars, which equals to 21.7% of the debt in dollars. Net debt (3) totaled the equivalent of 1.338 billion dollars.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of TELMEX. The financial information for 2007 is expressed in constant pesos as of December 2007, on a combined basis prepared from TELMEX's historical accounting records, and includes the historical operations of the entities transferred to Telmex Internacional. The financial information for 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Results

Revenues: In the fourth quarter consolidated revenues totaled 19.472 billion pesos, an increase of 11.8% compared with the same period of 2007. This result reflected increases of 31.8% in local service revenues, 31.9% in revenues from the Internet access business, 13.1% in corporate networks revenues, 4.3% in domestic long distance revenues and 100.6% in cable TV revenues. International long distance revenues decreased 2.8%.

Costs and expenses: During the fourth quarter, costs and expenses totaled 17.473 billion pesos, an increase of 15.2% compared with the same period of 2007, due to the increase in the number of customers in Brazil, Colombia, Chile, Argentina and Peru; to the increase in interconnection costs, mainly in Brazil and for higher corporate expenses.

EBITDA (1) and operating income: In the fourth quarter EBITDA (1) totaled 4.326 billion pesos, an increase of 5.2% compared with the same period of 2007. The EBITDA margin was 22.2%. Operating income totaled 1.999 billion pesos during the October - December period, producing a margin of 10.3%.

Comprehensive financing cost: In the fourth quarter, comprehensive financing cost produced a charge of 1.382 billion pesos. This resulted from i) a net interest charge of 362 million pesos ii) a net exchange loss of 1.020 billion pesos mainly due to the depreciation of the Brazilian reais from 1.9143 to 2.3370 reais per dollar in the October-December period, partially offset by hedges carried out by Embratel.

Majority net income: In the quarter, majority net income totaled 1.252 billion pesos, 16.4% higher in nominal terms and 13.6% higher in constant pesos as of December 2007, compared with the same period of the previous year, generating earnings per share of 7 Mexican cents, an increase of 16.7% compared with the same period of 2007. Earnings per ADR (2) were 11 US cents, 10.0% higher than the fourth quarter of the previous year.

Investments: For the twelve months, investments totaled 1.634 billion dollars, of which 61.2% was invested in our operations in Brazil, 14.4% in Colombia and 24.4% in the rest of the countries.

Repurchase of own shares: In the fourth quarter, the company used 1.504 billion pesos to repurchase 227.9 million of its own shares.

Debt: At the end of December consolidated debt was the equivalent of 1.893 billion dollars, of which 52.8% is in dollars. To minimize risk related to currency fluctuation, at the end of December we had hedges covering the equivalent of 217 million dollars, which equals to 21.7% of the debt in dollars.

Net debt (3) totaled the equivalent of 1.338 billion dollars.

Income Statements
(2008 million of nominal pesos, 2007 million fo Mexican pesos as of December 2007)
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Local	Ps.	2,921	Ps.	2,216	31.8	Ps.	10,594	Ps.	7,874	34.5
Domestic long distance		6,854		6,572	4.3		28,299		27,084	4.5
International long distance		833		857	(2.8)		3,294		3,605	(8.6)
Corporate networks		4,386		3,879	13.1		16,757		15,390	8.9
Internet		1,521		1,153	31.9		5,496		4,381	25.5
Cable TV		969		483	100.6		3,203		1,044	206.8
Others		1,988		2,261	(12.1)		8,362		8,382	(0.2)
Total		19,472		17,421	11.8		76,005		67,760	12.2

Costs and Expenses
Cost of sales and services		3,235		2,759	17.3		12,048		9,803	22.9
Commercial, administrative and general		5,010		4,319	16.0		19,141		16,207	18.1
Transport and interconnection		6,901		6,231	10.8		26,925		23,649	13.9
Depreciation and amortization		2,327		1,861	25.0		8,968		7,771	15.4
Total		17,473		15,170	15.2		67,082		57,430	16.8

Operating income		1,999		2,251	(11.2)		8,923		10,330	(13.6)

Other (revenues) and expenses, net		(22)		153	NA		103		242	(57.4)

Comprehensive financing cost
Net interest		362		54	570.4		243		414	(41.3)
Exchange loss (gain), net		1,020		(695)	NA		1,878		3	*
Monetary gain, net		0		7	NA		0		(141)	NA
Total		1,382		(634)	NA		2,121		276	668.5

Equity in results of affiliates		(247)		(61)	304.9		191		689	(72.3)

Income before income tax		392		2,671	(85.3)		6,890		10,501	(34.4)

Income tax		(844)		1,320	NA		1,259		3,487	(63.9)

Income before equity in minority interest		1,236		1,351	(8.5)		5,631		7,014	(19.7)

Minority interest		16		(249)	NA		(96)		(550)	(82.5)

Majority net income	Ps.	1,252	Ps.	1,102	13.6	Ps.	5,535	Ps.	6,464	(14.4)

EBITDA (1)	Ps.	4,326	Ps.	4,112	5.2	Ps.	17,891	Ps.	18,101	(1.2)

EBITDA margin (%)		22.2		23.6	(1.4)		23.5		26.7	(3.2)
Operating margin (%)		10.3		12.9	(2.6)		11.7		15.2	(3.5)

* Higher than 1,000%

Balance Sheets
(2008 million of nominal pesos, 2007 million of Mexican pesos as of December 2007)

		December 31,		December 31,
		2008		2007
Assets
Cash and short-term investments	Ps.	7,511	Ps.	17,268
Other current assets		27,944		17,353
Plant, property and equipment, net		58,634		50,493
Other assets		15,942		20,235
Goodwill		16,486		16,298
Deferred taxes		6,300		7,632

Total assets	Ps.	132,817	Ps.	129,279

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	14,728	Ps.	4,713
Other current liabilities		24,778		25,179
Long-term debt		10,895		11,269
Employee benefits		2,291		2,584

Total liabilities		52,692		43,745
Stockholders' equity
Majority stockholders' equity		77,796		82,892
Minority interest		2,329		2,642
Total stockholders' equity		80,125		85,534
Total liabilities and stockholders' equity	Ps.	132,817	Ps.	129,279

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The twelve-month results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 43.0% of total revenues. This change reflects our commercial strategies that have been in effect for the last 12 months, which produced increases of 53.2% and 40.4% in local service access and line equivalents, respectively.

Additionally, at the end of December 2008, Net Fone, offered though Net Serviços, served 1.8 million customers. This service represents an important growth opportunity, since Net Serviços network currently passes approximately 9.8 million homes and 73.5% of its network is bi-directional. Net currently serves close to 3.1 million pay TV users and 2.2 million broadband Internet users.

Revenues: In the fourth quarter, revenues totaled 2.582 billion reais, 15.8% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 30.2% in local service revenues, 21.8% in the data business, 11.8% in domestic long distance and 3.3% in international long distance revenues.

  Local: In the fourth quarter, local revenues reached 476 million reais, 30.2% higher than the same period of 2007 due to the 53.2% growth in the number of customers.

  Domestic long distance: Domestic long distance revenues totaled 1.140 billion reais, 11.8% higher than the fourth quarter of 2007 due to the 6.2% increase in traffic volume primarily from corporate customers and mobile telephones, and the 5.2% increase in the average income per minute.

  International long distance: In the fourth quarter, international long distance revenues totaled 127 million reais, 3.3% higher than the same period of 2007, due to an increase in the corporate market segment partially offset by the 13.1% reduction in traffic.

  Corporate networks and Internet: In the fourth quarter, revenues from data and Internet access services totaled 690 million reais, 21.8% higher than the fourth quarter of 2007.

Costs and expenses: Costs and expenses were 2.259 billion reais in the quarter, an increase of 13.4% from the 2007 period, mainly due to higher costs related to growth of local and data services, as well as interconnection costs.

  Cost of sales and services: In the quarter, costs of sales and services totaled 312 million reais, an increase of 5.2% compared with the same period of 2007, due to higher maintenance costs related to the increase in local and data services.

  Commercial, administrative and general: During the quarter, commercial, administrative and general expenses totaled 539 million reais, 11.1% higher than the same period of 2007 due to the increase in services from third parties and higher personnel expenses.

  Transport and interconnection: In the fourth quarter, transport and interconnection costs increased 18.0% to 1.100 billion reais, mainly due to the increase in mobile termination traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization totaled 308 million reais, an increase of 10.3% compared with the fourth quarter of 2007.

EBITDA (1) and operating income: EBITDA (1) totaled 631 million reais in the fourth quarter, an increase of 22.4% compared with last year's fourth quarter, producing a margin of 24.4%. Operating income totaled 260 million reais in the quarter, producing a margin of 10.1%.

Colombia

Colombia's network currently passes 4.7 million homes and 46.7% of its network is bi-directional. At the end of December we had 2.6 million RGUs in the market in Colombia, an increase of 34.4% during the last 12 months.

In 2008, initiatives for the corporate segment were focused on increasing the number of services per customer. Emphasis on data, Internet, and telephony services helped increase the number of customers in the small- and medium-sized business segment. The number of services in these product lines increased 15% in data services, 37% in Internet services and 87% in telephone lines compared with year-end 2007. The strategy of increasing penetration in the SME market has been an important factor in the growth of Internet services and telephone lines. In December 2008, long distance services were launched, complementing the portfolio of services by providing an integrated offering to customers in all segments.

Our service offering was enhanced with advanced video on demand (VOD) and digital video recording (DVR) functions. We added an entertainment portal and completed our voice service by adding long distance services.

In the fourth quarter, revenues totaled 270.584 billion Colombian pesos, 58.6% higher than the same period of 2007. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues from the voice, video and Internet businesses generated by the cable TV companies.

Total costs and expenses increased 57.5% compared with last year's fourth quarter, totaling 294.612 billion Colombian pesos, mainly due to the incorporation of the cable TV companies that accounted for 93.318 billion Colombian pesos, as well as to higher personnel expenses to serve the small and medium-sized business market segment. In the October-December period, there was an operating loss of 24.028 billion Colombian pesos compared with an operating loss of 16.465 billion Colombian pesos in the year-ago fourth quarter, mainly due to higher charges related to the addition of new customers. In the fourth quarter, EBITDA (1) totaled 27.516 billion Colombian pesos with a margin of 10.2%.

Chile

Revenues from the operations in Chile reached 33.302 billion Chilean pesos, 39.8% more than the fourth quarter of 2007 due to the incorporation of revenues from Pay TV services, which totaled 11.846 billion Chilean pesos. In the quarter, revenues from the corporate networks and Internet access businesses increased 22.9%, while local services revenues increased 11.6%. Long distance revenues decreased 17.8%, reflecting a declining market due to migration to mobile services and traffic through the Internet.

In the fourth quarter, total costs and expenses were 37.488 billion Chilean pesos, an increase of 40.8% compared with the same period of the previous year. Cost of sales and services increased 25.5% mainly due to costs related to the addition of new customers. Commercial, administrative and general expenses increased 52.1% due to higher advertising expenses and commissions related to the sale of TV services. In the quarter there was an operating loss of 4.187 billion Chilean pesos compared with an operating loss of 2.795 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.927 billion Chilean pesos, producing a margin of 8.8%.

Peru

In the fourth quarter, revenues totaled 98 million New Soles, 25.4% higher than the same period of the previous year due to the 53.8% increase in revenues from the data business, which represents 40.7% of total revenues. In the quarter, voice business revenues increased 31.4% compared with the same period of 2007. Revenues from video increased 69.6%.

In the fourth quarter, costs and expenses increased 42.5%, reflecting increases of 50.5% in commercial, administrative and general expenses for commissions from installed public telephones, marketing expenses for launching TELMEX TV and Triple Play, as well as the integration of the acquired cable TV companies and 47.8% in transport and interconnection costs. EBITDA (1) totaled 10 million New Soles, producing a margin of 10.5%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 148 million Argentinean pesos, an increase of 5.5% compared with the same period of the previous year.

Operating costs and expenses totaled 171 million Argentinean pesos in the quarter, an increase of 13.4% due to the increase in advertising expenses to drive new products, an increase in telemarketing costs and higher personnel expenses related to the integration of Ertach. The incorporation of Ertach acquired in 2007 also produced an increase in depreciation.

In the quarter, EBITDA (1) totaled 7 million Argentinean pesos, a decrease of 44.1% compared with the same period of 2007, producing a margin of 4.8%. The operating loss was 23 million Argentinean pesos in the quarter compared with an operating loss of 11 million Argentinean pesos in the same period of the previous year.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Complementary notes to financial statements

(Thousands of Mexican Pesos)

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of December 31, 2008, this item rose to Ps. 20,322,042 and is comprised as follows:

2008

Accounts payable $ 14,796,420

Other accrued liabilities 1,515,883

Deferred credits 4,009,739

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On July 9, 2008 the Annual Ordinary Shareholders' Meeting approved the funds authorized to repurchase its own shares in the maximum amount of Ps. 10,000,000.

From July 10 through December 31, 2008, the Company acquired 620.1 million L shares for Ps. 4,230,648 and 2.2 million A shares for Ps. 14,654.

The Company's repurchased shares are applied to retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2007 financial statements have been reclassified to conform its presentation with the one used for the year 2008.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Integrados Latam S.A. de C.V.	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam Negocios S.A. de C.V.	Leasing services	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company provider of telecomunications services in Argentina	639,447,235	95.45
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing services	83,735,200	100.00
Telmex Chile Holding S.A.	Intermediate holding company in Chile	232,995,076,159	100.00
Telmex TV. S.A.	Provider of satellite television and Internet access services in Chile	10,000	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	6,825,416	100.00
Creo Sistemas S.A.C.	Provider of software services	193,084	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	988,347,896,301	97.98
Telmex Colombia S. A.	Provider of telecommunications services to corporate customers in Colombia	254,544,948	100.00
Superview Telecomunicaciones, S.A.	Cable television provider in Colombia	59,305,395	99.61
Telmex Hogar, S.A.	Provider of cable television and Internet services in Colombia	6,803,924	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	1,000,000	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
New Dinamic Company, S.A.	Provider of cable television in Colombia	4,496,150	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	80	80.00
Páginas Telmex Colombia, S.A.	Producer of yellow and white pages directories in Colombia	1,700,822	100.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Net Serviços de Comunicação, S.A.	Provider of cable television	119,845,117	34.68 (*)	5,651,398	5,677,558
Others					35,319

TOTAL INVESTMENT IN ASSOCIATES				5,651,398	5,712,877
OTHER PERMANENT INVESTMENTS					1,762
T O T A L				5,651,398	5,714,639

NOTES:

(*)The 34.68% corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação S.A. (Net); the direct and indirect interest of Embratel Participações S.A. in Net at December 31, 2008 is 35.38%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

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Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/07	15/05/12	2.28								1,160,426	1,160,426	1,160,426	580,213
CAF Santander (2)	Y	07/07/06	07/07/11	2.52								354,703	709,407	709,407
EDC (2)	Y	21/11/06	21/11/11	2.33								338,458	338,458	338,457
BNP Paribas - Star One (3)	Y	13/08/03	30/11/13	4.00								705,192	705,199	705,199	705,199	520,068
Eximbank (3)	Y	23/08/00	25/05/10	6.64								90,635	45,318
BNP Paribas (2)	Y	13/08/03	28/11/13	2.18								24,098	24,098	24,098	24,098	24,098
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (2)	Y	22/09/06	24/09/12	2.61								112,819	112,819	112,819	112,819
Banco IBM (3)	Y	15/12/06	15/12/12	6.50								101,537	101,537	101,537	101,537
ABN AMRO (2)	Y	04/11/05	15/10/09	2.53								135,383
Societe Generale (2)	Y	04/11/05	04/11/10	2.78								193,404	193,404
Societe Generale (3)	Y	26/10/98	01/09/10	6.56								58,352	58,352
Nordic (2)	Y	24/04/06	30/04/13	2.93								84,614	169,229	169,229	169,229	84,614
Others (4)	Y	22/04/05	15/01/10	17.03								4,924,000	91
Chile:
Others (3)	Y	31/05/01	10/06/16	11.12								44,538	224,177	354,713	50,577	4,496
Others (3)	Y	01/01/05	10/12/13	4.52								61,618	54,278	52,560	40,759	15,304
Others leasing (3)	Y	01/09/02	01/07/27	15.89								29,212	11,523	11,726	12,750	117,836
Colombia:
Bancolombia (5)	Y	01/06/06	01/09/13	13.59								64,692	64,851	64,851	64,851	48,796
Banco de Bogota (3)	Y	01/09/07	19/03/09	13.13								97,652
PNC (2)	Y	30/06/04	02/03/09	3.93								997
others leasing (5)	Y	01/04/06	01/08/14	14.99								48,141	55,608	63,424	71,697	110,002
Argentina:
Others (3)	Y	22/07/04	22/01/09	14.00								696
Others (2)	Y	01/11/05	17/06/11	3.48								85,728	37,066	7,579
Peru:
Others leasing (3)	Y	18/09/00	01/06/11	7.00								12,006	10,568	44,770
Others (3)	Y	01/07/07	23/08/13	6.47								498,744	11,085	11,331	11,164	4,896

OTHER
TOTAL BANKS					0	0	0	0	0	0	0	9,227,645	4,087,494	3,932,126	1,944,893	930,110

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT

Banco Invex	N/A			10.10		5,500,000

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	5,500,000	0	0	0	0	0	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A					7,701,683						14,075,039
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					0	7,701,683	0	0	0	0	0	14,075,039	0	0	0	0

TOTAL					0	13,201,683	0	0	0	0	0	23,302,684	4,087,494	3,932,126	1,944,893	930,110

 NOTES:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Libor 3 months plus margin
  Libor 6 months plus margin
  Fixed Rate
  CDI Rate*
  DTF Rate**

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 1.7500 at December 31, 2008

- Libor at 6 months in US dollars is equivalent to 1.4250 at December 31, 2008

- CDI rate* is equivalent to 13.6200 at December 31, 2008

- DTF rate** is equivalent to 9.8200 at December 31, 2008

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	998,860	13.5383

E.- Liabilities in pesos is equivalent to Ps. 5,500,000 thousand pesos and in other foreign currency are equivalent to Ps. 6,599,400 thousand Mexican pesos.

 *Brazilian local rate

**Colombian leader rate

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	232,714	3,183,396	2,141,977	29,172,578	32,355,974

LIABILITIES	1,310,612	17,776,243	1,648,961	22,497,977	40,274,220
SHORT-TERM LIABILITIES	605,189	8,226,015	1,545,092	21,091,766	29,317,781
LONG-TERM LIABILITIES	705,423	9,550,228	103,869	1,406,211	10,956,439

NET BALANCE	(1,077,898)	(14,592,847)	493,016	6,674,601	(7,918,246)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	13.5383
EURO	19.3378
Argentinian Peso	3.9207
Colombian Peso	0.0060
Chilean Peso	0.0213
Peruvian Sol	4.3088
Brazilian Real	5.7930

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

 Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2008, the Company has complied with such restrictive covenants.

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS

Consolidated

Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

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DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	5,518,778	0.00%
OTHERS	0	1,854,816	0.00%
FOREIGN SALES
LOCAL SERVICE	0	10,593,515	0.00%
LONG DISTANCE SERVICES	0	31,592,774	0.00%
INTERCONNECTION	0	988,325	0.00%
CORPORATE NETWORKS	0	16,757,327	0.00%
INTERNET	0	5,496,491	0.00%
TV DE CABLE	0	3,202,715	0.00%
TOTAL		76,004,741

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT

FOREIGN SUBSIDIARIES
LOCAL SERVICE	0	10,593,515
LONG DISTANCE SERVICE	0	31,592,774
INTERCONNECTION	0	988,325
CORPORATE NETWORKS	0	16,757,327
INTERNET	0	5,496,491
CABLE TV	0	3,202,715
TOTAL		68,631,147

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818	0	415,705,231	0	0	415,705,231	3,401	0
AA	0.00818	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818	0	9,792,737,747	0	0	9,792,737,747	80,129	0
TOTAL			18,323,039,060	0	8,114,596,082	10,208,442,978	149,927	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,323,039,060
NOTES:
The nominal value per share is $0.0081824375 MXN

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 08 Oct-Dec	% of Advance	Amount used 2008	Budget 2008	% of Advance

LATINOAMERICA	1,416,893	14.1	7,368,370	10,021,048	73.5
EMBRATEL	2,541,854	30.5	10,703,617	8,339,110	128.4

TOTAL INVESTMENT TELMEX INTERNACIONAL	3,958,747	21.6	18,071,987	18,360,158	98.4

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

 In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15.

The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating the financial statements of foreign operations, from the recording currency into the functional currency, and from the functional currency into the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is located. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders' equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders' equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or consolidation processes or from applying the equity method, must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders' equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations are carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out.

Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders' equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) differences resulting from the translation or consolidation processes or from applying the equity method must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders' equity.

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity. If the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented as originally issued; however, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be presented in Mexican pesos with purchasing power at the latest balance sheet date.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

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 MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 15

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION )

Consolidated

Final printing

---

Complementary information to TELINT's Fourth Quarter 2008 Report requested by Official Communications No. 151/13203/2008, dated November 25, 2008 and No. 151-2/76211/2009 dated January 20, 2009, both issued by the Comisión Nacional Bancarios y de Valores, (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Telmex Internacional, S.A.B. de C.V. (TELINT or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As explained in TELINT's Fourth Quarter Report, at Dicember 31, 2008, TELINT had a total debt equivalent to 25,622 million Mexican pesos, of which 13,523 million were denominated in US dollars and 12,099 million were denominated in local currencies belonging to the different countries in which the Company operates in South America as well as Mexico. The Company had a net position in hedges of 217 million US dollars implemented through derivative instruments exclusively related to its Brazilian operations.

These transactions have been carried out based on the Company's policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

  With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company through its various subsidiaries uses derivative instruments, mainly Cross Currency Swaps.

Hedge strategies

When the market conditions are favorable, the Company's Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, in particular short term debt, while maintaining a solid and healthy financial structure.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company's subsidiaries enter into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Counterparts are local banks in the countries where the Company operates, as well as international banks which are rated at least A by Fitch, A2 by Moody's and A by Standard & Poor's.

Also, the Company's subsidiaries only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company's subsidiaries use derivative instruments of common use in the market, prices of future contracts are observed in the market in order to compare them with the ones provided by financial institutions and the ones that prevail in the market.

Main terms and conditions of the agreements

It is a practice of the Company and its subsidiaries that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments have been executed in Brazil under a master agreement designed by CETIP (''Balcăo Organizado de Ativos e Derivados'') standardized and duly executed by the legal representatives of the Company's Brazilian subsidiaries and the financial institutions.

Margin policies, collateral and lines of credit

The Company or its subsidiaries have no contractual obligations related to the purchase and use of derivative instruments which will cause it to provision for any type of collateral in case of margin calls.

Processes of levels of authorization required by type of negotiation

Some subsidiaries which include the ones in Brazil maintain the Company's total hedge position through derivative instruments. Various entities inside each subsidiary discuss hedging strategies against financial risk. The Treasury departments of the subsidiaries are in charge of its implementation with close coordination with the Corporate Treasury department of the Company. The supervision of the transactions is left to the Company's Chief Financial Officer.

In the previously mentioned subsidiaries, derivative contracts that exceed 25 million US dollars must be approved by the Board of Directors. The control of these contracts is performed under the supervision of the Company and internal auditors.

Existence of a independent third party that reviews such processes

In order to comply with reporting financial standards, the measurement of the effectiveness of the derivative instruments are discussed with the external auditors that validate the correct accounting application of their effect in the income statement and the balance sheet.

Generic description of the valuation techniques

As previously discussed, derivative instruments are carried out by the Company through its subsidiaries, primarily for the purpose of hedging financial risk. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The Company and its subsidiaries use certain tools in order to evaluate market risk (VAR, Stress Test).

ii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company's and the subsidiaries' cash generation capabilities have been sufficient to service the debt and the derivative instruments used to hedge financial risks associated with such debt.

iii. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the four quarters of 2008, we have recognized a net accumulated gain of P.$2,577 million Mexican pesos as a result of foreign exchange rate hedges.

To date, there has not been any breach in the terms and conditions of the respective agreements.

iv. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are carried out for hedging purposes.

Summary of Derivative Instruments

In thousands, December 31 2008
Derivative Type	Purpose of hedge Negociation Other	Notional amount		Underlying asset value Variable of reference		Reasonable value		Amount of maturities per year	Colateral/lines of credit
		Quarter Current	Quarter Previous	Quarter Current	Quarter Previous	Quarter Current	Quarter Previous

Exchange rate hedges (principal & interest)

Cross Currency Swap	Hedge	USD 216,871	USD 872,854	CDI 12.61% Exchange rate 5.7930	CDI 13.58% Exchange rate 5.6375	MXN 999,564	MXN (1,088,267)	3 months to 1.4 years	N/A

Non Deliverable Forwards	Hedge	USD (*)	USD	CDI 12.61% Exchange rate 5.7930	CDI	MXN 25,449	MXN		N/A
(*) --> US$ 65 mm bought + US$ 65 mm sold

Total		216,871	872,854			1,025,013	(1,088,267)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 4 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERICK D.	BOYER
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Fourth Quarter 2008.